Exhibit 99

J. P. MORGAN CHASE & CO. And MORGAN GUARANTY TRUST COMPANY OF NEW YORK

As of December 31, 2000, Morgan Guaranty Trust Company of New York ("Morgan Guaranty") was a wholly owned bank subsidiary of J.P. Morgan Chase & Co., a Delaware corporation whose principal office is located in New York, New York. Morgan Guaranty was a commercial bank offering a wide range of banking services to its customers both domestically and internationally. Its business was subject to examination and regulation by Federal and New York State banking authorities.

On November 10, 2001, J. P. Morgan & Co. merged with The Chase Manhattan Bank. Upon consummation of the merger, The Chase Manhattan Bank changed its name to JP Morgan Chase & Co.

The following table sets forth certain summarized financial information of J.P. Morgan Chase & Co. and for Morgan Guaranty as of the dates and for the periods indicated. The information presented for the years ended December 31, 2006, 2005, 2004, 2003, and 2002 in accordance with generally accepted accounting principles.

As of or for the year ended December 31,			Heritage JP Morgan Chase Only
(Dollars in millions)	2006	2005	2004 (e)	2003	2002

Balance Sheet Data

Total Loans	$483,127	$419,148	$402,114	$214,766	$216,364
Total Assets	$1,351,520	$1,198,942	$1,157,248	$770,912	$758,800

Total Deposits	$638,788	$554,991	$521,456	$326,492	$304,753
Total Liabilities	$1,235,730	$1,091,731	$1,051,595	$724,758	$716,494

Allowance for Credit Losses	$7,803	$7,490	$7,812	$4,847	$5,713

Stockholder's Equity	$115,790	$107,211	$105,653	$46,154	$42,306

(in millions)					Heritage JPMorgan Chase only
As of or for the year ended December 31,	2006	2005	2004	(e)	2003	2002

Selected income statement data
Noninterest revenue	$40,195	$34,193	$25,845		$19,996	$17,064
Net interest income	21,242	19,555	16,527		12,807	12,012

Total net revenue	61,437	53,748	42,372		32,803	29,076
Provision for credit losses	3,270	3,483	2,544		1,540	4,331
Total noninterest expense	38,281	38,426	33,972		21,490	22,471

Income from continuing operations before income tax expense	19,886	11,839	5,856		9,773	2,274
Income tax expense	6,237	3,585	1,596		3,209	760

Income from continuing operations	13,649	8,254	4,260		6,564	1,514
Income from discontinued operations (a)	795	229	206		155	149

Net income	$14,444	$8,483	$4,466		$6,719	$1,663

(a)	On October 1, 2006, the Firm completed the exchange of selected corporate trust businesses including trustee, paying agent, loan agency and document management services for the consumer, business banking and middle-market banking businesses of The Bank of New York. The results of operations of these corporate trust businesses are being reported as discontinued operations for each of the periods presented.
(e)	2004 results include six months of the combined Firm's results and six months of heritage JPMorgan Chase results.
NA - Data for 2002 is not available on a comparable basis.

J.P. Morgan Chase & Co. will provide without charge a copy of the Form 10-K for the fiscal year ended December 31, 2006 and a copy of the most recent quarterly Consolidated Reports of Condition and Income filed with the Board of Governors of the Federal Reserve System, with exhibits omitted. Written requests should be directed to: Office of the Secretary, J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

The information set forth above relates to and has been obtained from J.P. Morgan Chase & Co. The delivery of this 10-K shall not create any implication that there has been no change in the affairs of J.P. Morgan Chase & Co since the date hereof, or that the information contained herein or referred to above is correct as of any time subsequent to its date.